SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the recent developments in the Republic as of July 23, 2014, included as Exhibit K hereof and (ii) the legal opinions included as Exhibits L and M hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 4th day of August, 2014.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Fabiani Fadel Borin
Fabiani Fadel Borin
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.		Page No.

A	None

B	None

*C	Copy of the 2013 Annual Budget of the Republic (in Portuguese)—(P)(Rule 311)

*D	Current Description of the Republic

*E	Recent Developments in the Republic as of October 23, 2013

*F	Opinion dated November 1, 2013 of Arnold & Porter LLP relating to U.S.$3,250,000,000 aggregate principal amount of 4.25% Global Bonds due 2025

*G	Opinion dated November 1, 2013 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$3,250,000,000 aggregate principal amount of 4.25% Global Bonds due 2025

*H	Recent Developments in the Republic as of March 27, 2014

*I	Opinion dated April 3, 2014 of Arnold & Porter LLP relating to €1,000,000,000 aggregate principal amount of 2.875% Global Bonds due 2021

*J	Opinion dated April 3, 2014 of the Deputy Attorney General of the National Treasury of the Republic relating to €1,000,000,000 aggregate principal amount of 2.875% Global Bonds due 2021

K	Recent Developments in the Republic as of July 23, 2014

L	Opinion dated August 1, 2014 of Arnold & Porter LLP relating to U.S.$3,550,000,000 aggregate principal amount of 5.00% Global Bonds due 2045

M	Opinion dated August 1, 2014 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$3,550,000,000 aggregate principal amount of 5.00% Global Bonds due 2045

*	Previously filed.
(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.